U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

November 17, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Attn:	Morgan Youngwood
Stephen Krikorian
Matthew Crispino
Matthew Derby

Re:	U-BX Technology Ltd.
Amendment No. 14 to Registration Statement on Form F-1
Filed September 22, 2023
File No. 333-262412

Mr. Youngwood, Mr. Krikorian, Mr. Crispino and Mr. Derby,

This letter is in response to the letter dated October 4, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 ( “Amendment No. 15 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 14 to Registration Statement on Form F-1

General

1)	Please update your audited financial statements to include the fiscal year ended June 30, 2023. Refer to Item 8.A.4 of Form 20-F and the corresponding instructions.

RESPONSE: We note the Staff’s comment and respectfully advise that we have updated the audited financial statements to include the fiscal year ended June 30, 2023 in Amendment No. 15 to the Registration Statement.

2)	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 27, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise or advise.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised and reverted back the risk factors in Amendment No. 15 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Mingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer